Exhibit 99.1

    Statements made in this conference call, other than those concerning historical financial information, should be considered forward looking and subject to various risks and uncertainties. Such forward-looking statements are based on management's beliefs and assumptions regarding information currently available. The Company's actual results could differ materially from those expressed in the forward-looking statements. Factors that could cause results to vary include, among others; those identified in the Company's filings with the Securities and Exchange Commission. The Company has no obligation to publicly update or revise any of the forward-looking statements that may be in this news release. Notwithstanding the foregoing, the safe harbor for forward looking statements provided for in the Private Securities Litigation Reform Act of 1995 does not apply to forward looking statements that are made in connection with a tender offer, including the tender offer to be commenced by the Company for all Musicland Stores Corporation's shares.

    This conference call is neither an offer to purchase nor a solicitation of an offer to sell shares of Musicland Stores Corporation. Musicland Stores Corporation stockholders are advised to read the tender offer statement and the solicitation/recommendation statement regarding the acquisition referred in this news release, which will be filed with the SEC. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/ recommendation statement will contain important information, which should be read carefully before any decision is made with respect to the offer. Musicland Stores Corporation stockholders will be able to obtain a free copy of the tender offer statement, the solicitation/recommendation statement and certain related documents when they become available from the Company and Musicland Stores Corporation and at the SEC's Web site at www.sec.gov.

THE FOLLOWING IS A TRANSCRIPT OF THE CONFERENCE CALL HELD BY THE COMPANY ON DECEMBER 7, 2000.

BEST BUY CO., INC.—ACQUISITION ANNOUNCEMENT
December 7, 2000 - 8:00 a.m. CST

Moderator	Ladies and gentlemen, thank you for standing by and welcome to Best Buy's conference call. At this time, all participants are in a listen only mode. Later, we will conduct a question and answer session. As a reminder, today's call is being recorded for playback and will be available at 11:30 a.m. Eastern time today. I would now like to turn the conference over to Mr. Richard Schulze, Chairman and CEO of Best Buy. Please go ahead, sir.
R. Schulze
Good morning, everyone. We are genuinely excited as a group about this morning's opportunity to communicate to our investment community one of the most exciting opportunities that we think that our company has had since its inception.

With me this morning are Jack Eugster, the Chairman and Chief Executive Officer of Musicland Group; Alan Lenzmeier, our Company's Executive Vice President and Chief Financial Officer; Wade Fenn, our Company's Executive Vice President and head of our marketing group; George Lopuch, our Senior Vice President of Strategic Planning; Darren Jackson, our new Senior VP of Finance; Susan Hoff, our Senior Vice President and Investor Relations Officer; Tom Healy, our Senior VP and the new head of our Canadian operation; Kevin Freeland, the future president of the Musicland Group. With us by telephone is Brad Anderson, our Company's President and Chief Operating Officer along with Jim Tweaten, the President of Magnolia Hi-fi.

Before we begin this morning's call, I want to remind everyone that many of the comments that we're going to make this morning, both in prepared remarks and in the Q&A are going to contain some forward-looking statements that are subject to risks and uncertainties. These items, which are discussed in more detail in our SEC filings, could cause actual results to vary from our current expectations. Those variations, of course, could be material. Also, the company has no obligation to publicly update any of the information that we provide today.

We'll be discussing our announced agreement to acquire Musicland Stores Corporation. With this announcement, we're not offering to purchase Musicland shares. Formal tender offer documents, which will contain important information, are going to be available from Best Buy, Musicland, and the Securities and Exchange Commission. Their Web site is www.sec.gov.

The purpose of today's announcement is to communicate how we intend to aggressively pursue additional strategic growth opportunities. A formal presentation is being Webcast simultaneously with this call and can be accessed directly by each and everyone. That can be done at www.investor.bestbuy.com. I'd strongly encourage you to follow along, as this will provide additional insight into our formal prepared comments.

We'd like to talk a little bit about Best Buy today. Over the last decade, Best Buy's innovative store designs and enhanced operations have contributed to our number one sales position in consumer electronics, entertainment software, and personal computers to home users. We currently rank third in sales of major appliances.

Best Buy operates 413 stores in 41 states across the US and our revenues are trending this year to slightly over $15 billion. Our vision is to be at the intersection of technology and life and we built a consumer centric business model versus a product or operation centric model used by most of our competitors.

To be successful, we recognize that we have to constantly reinvent ourselves to maintain relevancy to our targeted customers. This means that Best Buy, the customer, comes first. The evolution of our format has been heavily based on consumer feedback throughout the years.

Our current research shows that Best Buy is preferred by consumers at least two to one over our closest competitor. Therefore, we remain committed to our core strategy at Best Buy and we continue to be committed to evolving our baseline business to a provider of solutions with important emphasis on product sales with attendant services, connections, as well as content.

Our target consumer is both the technology and entertainment savvy customer. We own by far the largest percentage of the total market at 10%. But even that leaves 90% of the United States market to other strategies. We recognized that we need to be at more consumer intersections and that Best Buy's brand alone will not be enough.

We'd like to talk about the new enterprise. Today we're announcing the acquisition of Musicland Stores Corporation and Magnolia Hi-fi as well as Best Buy's expansion into the Canadian marketplace. Last year, we publicly announced that acquisitions would likely be a major component of our overall growth strategy.

Since that time, we formed a dedicated strategy team to evaluate opportunities that are in alignment with our overall vision. In addition to internal resources, we've relied on outside expertise to assist us with legal, target selection, due diligence, and of course, even post merger integration planning.

About a dozen opportunities were seriously evaluated and today, I'm proud to announce the three that we believe provide the most value to our shareholders. The opportunities were evaluated using specific criteria, which included any acquisition that had to fit within the entertainment and home operations ecosystem to insure that our company's focus is on what we know best.

Next, we desire to serve new customer segments through different channels of distribution to leverage our core competencies. This, of course, provides a more efficient operating base and improved SG&A leverage.

Finally, the acquisitions must support our growth objectives and increase long-term shareholder value. Currently, our revenues come from the large specialty store channels. Our recent investments in bestbuy.com are going to allow us to more effectively serve the direct channels. Our entry into Canada will open a multibillion-dollar opportunity and lay the groundwork for a far larger international presence.

Musicland, the nation's number one mall based retailer of prerecorded home entertainment products, is going to provide access to millions of new consumers throughout the United States, the Virgin Islands, and Puerto Rico.

Magnolia Hi-fi allows us access to affluent service oriented consumers who generally lead the adoption of new digital products. They are known for excellent service, which we intend to use in Best Buy's overall business.

The Musicland purchase price is $12.55 per share or approximately a total of $685 million, which includes the assumption of approximately $260 million of debt. This is an all cash transaction that will be conducted through a tender offer that is expected to close in the first calendar quarter of 2001.
The acquisition price reflects a share price premium of 29% over the last three-year trading average price. The $12.55 price per share is 4.3 times the latest 12 months EBIT DA.

The acquisition of Magnolia Hi-fi includes an all cash payment of $87 million with no assumption of any debt and we expect this transaction to close in mid December. We do plan to begin our international expansion with our entrance into Canada in the calendar year 2002.

I'd like to talk a little bit now about our ecosystem strategy. As we previously indicated, one of our criteria for acquisitions was to remain within our current ecosystems. Both of these acquisitions are consistent with our vision and fall under the umbrella of the ecosystems where we are the number one retailer with very strong strategic partners.

The announced acquisitions and Best Buy's international expansion is going to extend our reach to new consumer segments, thereby leveraging our current capabilities as well as these valued supplier relationships.

On the subject of reaching these new subjects or segments, these announcements today are going to add important brands to our consumer centric portfolio, thus enabling us to reach additional targeted consumers through new and expanded channels of distribution.

Musicland enables us to target teens, women, as well as rural consumers. Magnolia helps us target the affluent early adopter while the extension of Best Buy into Canada signals the beginning of our international expansion. These acquisitions will enable Best Buy to deliver the digital economy to more consumers and will substantiate our presence as the preeminent technology and entertainment player in the world.

With respect to Musicland specifically, we believe that this strategy will significantly add to our national market share. Musicland currently has approximately 330 million annual customer visits and holds nearly a 10% national share of the music business. Musicland's 1,331 stores represent a total of nine million square feet of retail selling space.

We believe the Musicland acquisition with all of their brands, in particular, will both accelerate our mall learning curve and shorten the cycle time required to serve new consumer segments while protecting Best Buy's brand image.

Sam Goody possesses a very strong unaided music consumer awareness as demonstrated by their nearly 200 million customer visits each and every year. We're very excited about the potential to transform the Sam Goody strategy to be a technology and entertainment solutions provider to new and younger consumers as well as the opportunity to grow revenue and gross profit per square foot.

We've been very impressed with the operations and the performance of the On Cue concept, which serves rural markets of fewer than 30,000 people where the competitive landscape provides greater margin opportunities and substantially lower cost for both labor and space.

The real potential for new store expansion of this greatly repositioned strategy is over 750 units providing a total market reach of nearly 1,000 stores nationwide over the next ten years. It is genuinely believed that the Sam Goody strategy, once transformed to incorporate a growing list of exciting new technology products, will also move forward with a meaningful expansion strategy. We continue to believe that the insertion of these exciting new products together with the backdrop of meaningful selections of software products will create an exciting shopping experience for any and all consumers visiting any of these strategies.

I'd like to talk a little bit about Magnolia Hi-fi. They're a privately held audio/video specialty chain, which was founded in 1954 and headquartered in Seattle, Washington. Magnolia currently operates 13 stores located in Washington, Oregon, and California. In fiscal '99, Magnolia reported sales of nearly $100 million with an EBIT DA of about $11 million.

Best Buy expects to accelerate the growth of these Magnolia stores to serve an affluent early adopter segment of consumers, which we do not serve today. We plan to operate the chain just as it does business today as an autonomous, wholly owned subsidiary with a strong management team in place.

I'd like to address the Canadian marketplace. At this time, we have signed our first leases for eight new stores in Canada and we expect to begin opening stores in our fiscal '03 calendar year 2002. We genuinely believe the Canadian market will support approximately 65 Best Buy stores.

We anticipate an additional opening of approximately 15 stores in the provinces of Ontario and British Columbia. Our Canadian stores are projected to range in size from 30,000 to 45,000 square feet, similar to our United States locations.
International expansion may require store differentiation by country. Our acquisitions of Musicland as well as Magnolia will add to our concept portfolio positioning us for international growth.

I'd like to spend some time talking now about the transformation timeline. We've been working long and hard to establish a bridge strategy for calendar 2001, which includes an expanded assortment of consumer electronic products to complement the products that are currently carried in the Sam Goody and On Cue stores. We plan to achieve an increase in revenue by re-merchandising these stores during the calendar year 2001.

This includes the addition of digital entertainment products such as personal electronics, gaming, MP3 players, and of course, related accessories. We've also developed a longer-term transformation strategy for which we will be testing several new store pilot concepts for both the Sam Goody and On Cue formats. Rollout of these new concepts is slated to begin in calendar year 2002.

Exciting new products with telecommunications, digital imaging, and photography, digital broadcast satellite, gaming, Internet appliances along with connections and digital down streaming will be incorporated into these new pilots presenting a fresh new offering along with the backdrop of a comprehensive assortment and the excitement that goes with entertainment software.

We plan to continue to operate the Sun Coast and Media Play strategies in their current formats with some select products and service additions. A dedicated team is already in place to focus on these initiatives and this should place, at a minimum, the amount of burden on our core leadership team as we continue to move Best Buy forward into the future.

I'd like to talk a little bit about the future combined brand profile. We believe the combined enterprise will open vast new opportunities for creating value in the entertainment ecosystem. We will acquire more than 300 million consumer visits per year while appealing to boutique, techno savvy, high profile, and gen-y consumers.

This is going to provide us with multiple touch points including suburban communities, small markets, mall based as well as rural consumers. After 35 years in this business, Best Buy's story is pretty well known. Our learning over the past three to five years in advertising effectiveness, inventory management, merchandising, shrink control, and retail processes along with a meaningful understanding of the management of both space and labor are going to be leveraged across the combined companies.

The Musicland acquisition will result in a $.05 dilution in the fourth quarter of this, our current year and as much as a $.20 to $.25 dilution over the first three quarters of next year. This will be offset by a $.20 to $.25 accretion in the fourth quarter of next year. We expect the full first year results from all of the Musicland acquisitions to be non-dillutive.

Said another way, we attribute that the synergies from this acquisition will really start accruing to us in fiscal 2003. In our fiscal 2003 year, will be accretive between $.15 and $.20. So as you can well imagine, the first year where we engage in a complete assessment and understanding of what will be required to meaningfully add new levels of revenue to the strategies in place, we will be investing and focusing on what it takes to create a substantially expanded and exciting outcome for all the consumers that are frequenting all of these strategies.

We're pleased that in pursuit of this objective and opportunity, we will have a non-dillutive situation in our first full year and look for accretion to begin between $.15 and $.20 in the second year as we move towards the transformation strategy and will continue to build year after year from there on.

In conclusion, I'd like to reiterate that Best Buy is focused on what we're good at, connecting customers with technology and we're keeping our eye on the ball. Acquisitions of Musicland and Magnolia and our initial international expansion into Canada support our vision as well as our strategic direction.

Going forward, I will continue to oversee the enterprise as our corporation's chairman and chief executive officer. Musicland's Chief Executive Officer, Jack Eugster, will join Best Buy's Board of Directors and largely be responsible for the knowledge and information that is going to be necessary for our board and our management team as it relates to the entertainment ecosystem.

Kevin Freeland will become president of Musicland in the future and will report to our company's President and Chief Operating officer, Brad Anderson. Jim Tweten will remain president of Magnolia and also will report to Brad along with Tom Healy who will lead our Canadian expansion.

We're very excited about the new Best Buy enterprise. We hope you are too. We'll now take as many questions from the analysts as time permits. Our operator, Leah, is standing by to queue up your questions.
Moderator	The first question will come from David Schick from Robinson Humphrey. Please go ahead.
D. Schick	Hi. Good morning. I have just two quick questions. Number one, how big do you see as for the Magnolia opportunity on a national scale? That's in terms of stores, markets, and overall revenue.

The second would be how soon in 2001, you said sort of the first phase is 2001 in the Musicland stores. How soon will we see new electronics and connectivity products and what will those products be in 2001, if you could kind of give a little more detail on how that might that roll out in '01. Thanks.
R. Schulze
Let me address the Magnolia question first. The Magnolia operation continues to impress us with the way they have addressed the segmentation of the market that they have truly demonstrated what we believe is a very high profile of understanding and competency that of course, as we said, really we have not yet fully developed at Best Buy.

We perceive that consistent with the understanding that many more strategies are going to be necessary to approach these very customers, we have carved out in our mind what we perceive to be as many as 150 unique market locations throughout the United States that will accommodate the type of services, product offering, and customer experiences that Magnolia brings to the marketplace.

In fact, plans for 2001 call for the opening of between three and four of these Magnolia stores largely in the San Francisco bay area where they have already opened their very exciting new stores. We perceive that we'll be in a position to help support them there, particularly with some of our distribution that exists and obviously our knowledge and understanding of the market along with what it is that they have already done.

We think that they will have a unique and meaningful niche in the San Francisco market for 2001. Following that, we'll have a strategy that will probably see us rolling out between seven and ten stores per year depending on the ability to create the type of human resource capability and the real estate requirements that will be needed to move into these new markets.

With respect to the Musicland strategy, Kevin Freeland has assembled a strong team that has been looking fervently into the expansion of consumer electronics, products, personal portables, video gaming products, accessorization, and some aspects of the telecommunication industry that we perceive will lend a tremendous amount of new excitement to what already exists primarily at the On Cue and Sam Goody stores to begin with.

This is projected to take place early in the year, probably in the first half of the year for sure. So that as we approach the important holiday selling season, all of the Sam Goody stores, about 680 of them in total and the over 200 On Cue stores will all receive a re-merchandising effort that will substantially elevate the level of electronic products available to the consumers that are already visiting those stores.

While that's going on, Dave, the same team along with the team from Musicland will be working side by side to develop a transformation strategy that is intended to introduce a vast array of this new digital ecosystem and entertainment type product that, as I said, will cover a host of new strategies in the telecommunications field and the satellite broadcast area, in video gaining, digital down streaming, and all of these product categories are going to be integrated into an exciting new format that will mesh with the entertainment software that's already there.

Kevin, maybe you want to talk a little bit about the rollout schedule for how you see us able to handle the introduction of these digital product offerings into the transformation strategy and calendar year 2002.
K. Freeland
We would intend to have a series of tests going for the re-merchandising shortly after the close of the transaction. Be in a position in the months following to modify the balance of the stores with those stores that were successful.

We have a dedicated team of Best Buy personnel as well as we've retained Andersen Consulting expecting to add to that team a similar complement for Musicland and would be selecting a series of sites across the United States to basically create a series of different come to market strategies for the Sam Goody and On Cue stores to be in position for the Christmas selling season for next year, and based on consumer feedback and the responsiveness of different store configurations, begin rolling out the successful version of the formats following Christmas of that year.
D. Schick	Just one follow up, do you think wireless will be in those stores in '01?
K. Freeland
What we're looking at right now, in terms of large revenue producing opportunities, Dick walked through and named a number of them. One is there's a sizable convergence going on in the MP3 arena and there are MP3 playback devices that take pictures that can be used as a cell phone or pager or handheld gaming devices or short range instant messaging devices. Those devices will be tested in these stores and through those tests, we would be entering cellular communications.
The cellular communications themselves are targeted to be in a prepaid format to match up with the consumer demographic that comes through those stores today.
R. Schulze
David, I think it's safe to say here that what you're asking about is a major component of how we saw our ability to add meaningful value to the work that's already been done at Musicland. We genuinely believe that the strategic partnerships that we've developed with suppliers like AT&T and Sprint, many others that we work with in the cellular field, allow us the opportunity to take what we've learned in our high touch areas at Best Buy and incorporate that strategy into the high traffic stores that Musicland provides for us.

So it, along with these other strategies, are going to be the core focus with which we perceive that we can add some meaningful benefit and value in the mall segment, but are extremely excited about the opportunity to pursue this aggressively in the rural markets where On Cue presents for us the opportunity to introduce these exciting new technologies in areas where Best Buy just can't get to.

These small markets create tremendous opportunity and we think because of the strategic partnerships that we've created with so many suppliers, not the least of which continues to be our MSN relationship and our ability to have learned effectively how to introduce the service or connection component to that of the hardware products we sell, give us the insight and opportunity to add this value to the tremendous amount of consumers that are going to be frequenting all four of the Musicland strategies.
D. Schick	Thanks.
Moderator	Our next question comes from Peter Caruso from Merrill Lynch. Please go ahead.
We'll move onto the next question coming from John Glass from Deutsche Bank. Please go ahead.
J. Glass
Good morning. Couple questions. Number one, about a year ago, you still talked about the opportunity to double your Best Buy store base domestically. Can you give us an update on how many stores you now plan to open in the next couple years? Are you going to curtail that given this acquisition?
R. Schulze	Again, it really was not doubling the store base. It was doubling the revenue. Essentially, at that time, we had about 370 stores in operation in the US and the goal was for about 700 Best Buy stores.

As you know, we presently sit at about 413 stores. We've identified a strategy that has us opening between 240 and 250 over the next four years, roughly an average of about 60 per year. This will have no impact on our ability to continue to move forward with that strategy.

These stores, for Best Buy, will mostly be open now in marketplaces where we have an existing umbrella. This, of course, will allow us to leverage the existing infrastructure base that's been put in place to serve the present group of stores and obviously will give us opportunity to allow us to deliver this kind of product to many of the Musicland stores depending on how we ultimately strategize the overall logistics piece.
But with our six distribution centers serving an expanding base of Best Buy stores, we'll have the opportunity to deliver the hardware product to the Musicland stores as well.
J. Glass	Then what do you ascribe the long-term growth rate of Musicland? Is it a growth rate below that of Best Buy and how much? How much organic growth is left in your assessment?
R. Schulze
Actually, that's one of the most exciting parts of this entire opportunity. When Jack and I sat down and began talking about this opportunity, it became clear to both of us that the trail that they had blazed with the On Cue stores in the rural markets created a tremendous opportunity from their size, their position to allow us to put a vastly expanded assortment of these high tech digital products into those stores.

On their own, they've identified markets that were well over 1,000 expansion opportunities for the On Cue strategy. As we said this morning in our prepared remarks, there are about 200 of these stores presently in operation. So we see a national rollout of about 750 of the transformed On Cue strategy stores going into the United States over the next ten years, roughly 75 per year.

At the same token, Jack can tell you, he's a believer and obviously understands the mall customers very well. He sees tremendous growth upside on the mall side for Sam Goody and particularly with this transformation, maybe Jack, I might ask you to talk a little bit about how you see the mall consumer and how you see the opportunity for us to segue these products into the mall business as a real growth vehicle for the next decade.

J. Eugster
John, as you know, there are a lot of opportunities in the digital products area and Best Buy has a real head start that we did not have at Musicland. We have had tests going on in some of these product categories and more coming. Those tests look quite favorable. So we think that this direction of increasing store sales by adding new product categories, particularly digital products, looks real good.

If you look around the world, you see that the notion of prepaid wireless business for young people is happening strongly throughout Europe and very especially in Japan with young girls. So we think our mall stores are very good for that. So I agree fully with what Dick has said here.
J. Glass	Do you have specific plans to grow the mall business at this point?
R. Schulze
Absolutely. Our sense is that, Jack's convinced us that even in malls where they have had very successful stores, he's shown where in the same mall at a different intersection, they can put a similar strategy and develop huge levels of incremental revenue just by virtue of the size of these malls and the huge visitation that exists there. They can create tremendous exponential business in the same mall under the same name.

We see huge opportunities for this telecommunications industry to segue with the entertainment business and leverage on the partnerships that will clearly assist us in making all of this happen. So these two strategies, we're convinced can in a rejuvenated fashion or transformed fashion, which basically in our mind is the introduction of the technology and digital type products expand meaningfully in the US.

The video strategy at Sun Coast does extremely well on its own. You know it's riding the growth of the DVD curve. I know, Jack, your comp store sales all year long and Sun Coast has been extraordinary, from what my recollection was, nearly double-digit throughout the course of the year.

Sun Coast stores, of course, are smaller. For those of you who have not been in them and probably don't adapt as easily to some of the hardware products, but based on the success rate and the whole theory of what goes on in a mall, we think we're going to find some space in these stores where we can segue some digital products as well.

The Media Play stores, we think are also a very interesting concept. We're going to be working with Jack and the rest of the team at Musicland to understand how we can take approximately 70 of these stores and even further escalate the performance at Media Play, which by the way, I've been EVA positive for some time. We think just with the way they run today, they do extraordinarily well.
J. Glass	Thanks very much.
Moderator	Our next question comes from David Strasser from Salomon, Smith Barney. Please go ahead.
D. Strasser
What I'm trying to understand is you guys have spent the last three or four years building up one of the best names in retail, one of the great brand names in the 15 to 30 year old area. It just seemed like why not just use that brand to grow the business? It may not be as quick, but it just seems that you guys have been so successful. You've managed to put some of your competitors on the ropes. I'm sort of trying to grapple with why not just grow through using the great Best Buy brand name.
R. Schulze	Thanks for the question. Wade, do you want to respond to that?

W. Fenn
Yes. We don't believe that with Best Buy alone we can access many of the mall-based customers particularly the younger female customer. There probably is a little bit of split in the younger male customer that shops our gaming business. But the opportunity to take what is already a strong wide generation customer from Best Buy and double down on it with Musicland and On Cue strategy essentially gives us market-making capability for these customers.

We may have in categories now as much as 25% and 30% market share with those wide generation devices, which really allows us to go work with our partners and make new marketplaces for these new devices, which we think, in turn, gives us a strong seat at the table to kind of influence the future where technology comes in the United States. Kevin, do you want to chime in on that?
K. Freeland	Yes. One of the things that we did is we analyzed the marketplace. We are the dominant player in our sector with a 10% market share. That means 90% of the consumers are shopping in other formats.

As we took a look at the organic growth strategy of the company, it was apparent that there were a number of come to market strategies, that we were not going to be able to reach with Best Buy. As an example, in these rural communities, these are communities with fewer than 30,000 people; we cannot afford to put a Best Buy store or anything that would even resemble a Best Buy store.

The Best Buy brand stands for a very broad selection, low prices, and a high-energy environment and a very high tech appeal. A market of that size would not be able to afford a store that would resemble and fit that brand proposition.

Secondarily, in the mall, there's commonly a premium, convenience premium in the mall that the likes of Radio Shack and others had been able to afford from customers who happen to be frequenting in the mall and our price image in the consumer's mind would tainted if we attempted to go after that commonly held premium. So the strategy was how to approach these unapproachable customers with new brands.
D. Strasser
This looks like it's a pretty big bet on the music business. Obviously with Musicland, it seems like with MAP pricing going away, you guys have been aggressive in music pricing. It's giving you an opportunity to use your balance sheet to consolidate market share in that category.

You have the digitalization coming at some point, which I think you guys are incredibly well positioned for with, once again, the strong brand name, and the bestbuy.com. Does it make sense to be expanding into that sort of that part of the business when you guys have sort of been given the strategic opportunity with the MAP pricing and with utilizing your brand and the Internet to do it?
R. Schulze
This is a great question. Thank you for that. Wade, maybe you can really shed some light on how we think this will shake out over time and the role that we think we'll be playing in as a result of the customer touch points that are being brought to us with Musicland stores along with our own.
W. Fenn
I think our view of music and content distribution as a whole has not really changed from the comments we've made at Best Buy and that is that over time there will be a migration to Internet packaged sales and then to digital distribution of these types of products.

In spite of all of our strengths in Best Buy, we're still about a 13% overall market share player, which we're not convinced gives us a big enough hand at the table to really influence the future where content goes and how content is distributed.

Now with a 25% to 30% market share hand at the table overall as Best Buy expands and the Musicland group expands, we think we have a big enough hand to influence where the future goes. We're not in denial of that future. We think that future will begin over the course of the next few years and that's why we've spent a lot of time talking about the repositioning strategy that would go on with Musicland, but at the same token, we want to significantly influence how digital content comes to the marketplace and intend to lead that with the combined effort where Musicland is positioned and where Best Buy is positioned.
D. Strasser	One last technical question. I appreciate the time. On the Magnolia Hi-fi, what type of multiple did you pay for that? Are you willing to disclose that at all on an EBIT DA type multiple?
D. Jackson	On an EBIT DA multiple basis, it was roughly eight times.
D. Strasser	Thank you very much. Good luck.
Moderator	Our next question comes from Susan Quilty from Morgan Stanley. Please go ahead. She has disconnected.
We will move onto the next person. That will be Doug Gordon from Bank of America. Please go ahead.
D. Gordon
Hi. A couple quick questions. I guess following up on one of David's question, I'm not sure if I maybe understood the answer. On the pricing, you guys have chosen DVD software and music software as one of your primary vehicles to drive traffic into your stores through this promotional environment, which the backdrop doesn't seem like that's going to end any time soon. I'm wondering, given this acquisition if that's going to change, at least in the near term at all. Then I have one more after that.
R. Schulze	Doug, on that, I'd comment that Best Buy and Musicland will continue to have independent pricing strategies. One is a convenience strategy. One is obviously a mass specialist strategy.

I would also not overreact to some of the things that we do seasonally to drive traffic expecting that that's a permanent fixture of how we're going to come to market for content in the Best Buy brand.
D. Gordon
Let's switch for a second over to Magnolia. Dick, you talked about 150 unique market locations. Is that new store build locations or is that how big of an eventual chain, which may include some further acquisitions in the future?
R. Schulze	Let me ask George to respond to that, Doug.
G. Lopuch
We feel there's at least 26 markets that are uncontested where there's really nobody in that space where we can hold multiple stores. To get directly to your question, about 150 we see with Magnolia itself, but that can be augmented with further acquisitions.
D. Gordon	Just one last question would be on the earnings. I just want to make sure, there's a $.05 dilution in this fourth quarter?
R. Schulze	Yes.
D. Gordon
I was just wondering if you could go through why there would be dilution in the fourth quarter given the seasonality of Musicland's business and then also maybe some of the assumptions on revenue growth throughout next year as you're tinkering with the concept of Musicland, Sam Goody and On Cue concepts next year to get to that kind of flat earnings impact.

A. Lenzmeier
In terms of the fourth quarter, the nickel, it's a combination of things. It reflects internal costs that we're incurring, both people wise as well as consulting fees for integration and transformation as well as some losses from Musicland because traditionally from a seasonality standpoint, their calendar fourth quarter is their most profitable quarter. Particularly January and February are not profitable months from a seasonality standpoint. So that's the reason for the nickel dilution in our fiscal fourth quarter.

With respect to next year in terms of being non-dillutive or flat, we've probably got about $50 million of after tax costs. Those really represent a combination of things. Again, money that we're spending particularly on a onetime basis, both internally as well as external consulting fees, to help us both with the integration as well as the transformation that Kevin talked about.

You've got goodwill amortization and you also have interest income that we're basically losing on the money that we're investing both for Musicland as well as Magnolia Hi-fi. So the three of those represent about $50 million after tax cost.

With respect to the assumptions, I think we're being I guess you could say, cautious or conservative in terms of our projections for next year given the current consumer environment and the fact that we're acquiring a fairly large company. We want to be sure that the expectation levels out there are reasonable in terms of what we're going to do and the undertakings that we're going forward with.

Also, there's a tremendous amount of synergy that's involved in the combination of these two companies. A lot of that is kind of systems related, a lot of which we're continuing to make big investments in systems and we're planning on bringing up some fairly large new systems this year that we're going to install and implement at Best Buy. So the benefits out of those system enhancements and the ability to go to a shared service environment, a lot of those synergies won't start accruing to us until calendar 2002, both from a back office standpoint as well as a logistic standpoint.
A. Lenzmeier
Doug, I think it's important for you to realize, when we worked long and hard on the P&L, the business model for next year and the following year. Obviously as we tried to work our way through the re-merchandising strategy in 2001 and the transformation strategy in 2002, we asked Kevin and his team to be fiscally conservative as they look at the competitive landscape, as they look at our ability to achieve all of these new initiatives, be realistic obviously in where the industry is today, how the economy is. Kevin turned in a very conservative business plan for next year, which we think was prudent.

Obviously we looked very carefully at which synergies we perceive are meaningful and can we expect to draw down in the first year and which will be a factor in the second year and beyond. It's very, very critical that we get ongoing support and heavy lifting from the leadership team at Musicland from start to finish. So all of their people are going to be included as we strategize how we implement many of these re-merchandising strategies.

The thing we were striving to achieve at the very least was that the first full year would be non-dillutive. So we said let's take the most conservative case we can. Let's be realistic in how we're looking at this thing and if much of what we're setting out to do can be done earlier and for some reason is even more successful than we planned, then obviously, there's meaningful upside even in the re-merchandising opportunity.

The real benefit to our shareholders longer term over time is the access to substantially new and differentiated customers that are not likely to visit a Best Buy store that are more unique, rural community, or in a mall environment, take advantage of the convenience opportunity that an exciting, a fresh assortment of product can mean to a store that already has substantial traffic in these malls and leverage as best we can, not only our knowledge and position within these leading digital industries, but the core competencies that we have created over the four or five years.

You know we spent heavily to improve the process and the capability to refine and enhance and deliver services behind the scenes that benefit the way our customer's shopping experience is created and experienced. All of that is going to be shared with all of the people at Magnolia, all of the people at Musicland obviously as well as the continued benefit we draw at Best Buy.

So we sense that this is a major opportunity for our company and one where we're leveraging what we do really well together with an assortment of product offerings in an all new setting with a company that does what they do really well. The combination of these two things, we think, clearly creates a huge opportunity for our shareholders.
D. Gordon	Good luck with all the challenges ahead.
Moderator	We have no further questions, Mr. Schulze. You may continue.
R. Schulze
I guess we had one question that's come in off the Webcast that we should address. The question was could you flush out the terms of the tender offer? What are the conditions? Is there a financing condition? Is it subject to any other conditions aside from the usual HSR and majority conditions?

The answer to that is that a formal tender offer document is going to be sent to Musicland shareholders. As the formal tender offer is commenced, information regarding details to this offer including the mechanics of tendering shares and receiving payments will be in the formal offer documents that's sent to each and every one of Musicland's shareholders. John, do you have anything else to add to that?
John Houston	No. There are no financing conditions. The minimum shares would be 67% and we anticipate that the tender would be launched by the end of this month.
A. Lenzmeier
There was one other question regarding will Best Buy be required to offer to purchase Musicland's public debt? Basically, the public debt is split into two pieces. There's a 9 7/8 senior-subordinated note for $150 million that's due 2008. Upon a change in control, the holders do have a right to require Musicland to buy back that at a premium of about 101%.
Then on the $110 million debt, that's at 9%. That's due in 2003. Musicland does have the right to buy back that debt at a slight premium.
R. Schulze
In summary, I'd like to say the entire team at Best Buy is genuinely excited about the opportunity to partner up with the Musicland team, with the Magnolia team. We talked long and hard over the last year and a half about the prospect of the strategic benefit that we perceive as so important in expanding the leverage role and growth opportunities for our enterprise throughout the United States and beyond.

As excited as we are about how the transformation strategy together with the rollout and growth strategies of both Musicland and Magnolia, the entry into Canada within the next couple of years, we think will be one of the most exciting, productive, and efficient retail stores in the country is a huge opportunity. The combination of all of these strategies together give us a tremendous opportunity to understand how the approach towards the globalization of Best Buy and the total enterprise can be more successfully supported as we look at opportunities beyond even these that we have talked about today. So this is all about repositioning.

Clearly, it's all about expanding our reach, the impact, and our ability to continue to raise our visibility within the framework of a wide variety of industries, not just entertainment software where we think certainly the combination that Musicland and Best Buy together bring our valued strategic partners together in the music industry. We'll also touch the telecommunications industry and the video gaming industry and the digital satellite services industry.

There are tremendous Internet connecting points that we will be looking at as well. We've learned so much at Best Buy over the last three, four years as to what we can do with the teams we have in place. We're anxious to share that information and excitement with the teams at Musicland as well as Magnolia and believe the combination of all these new learning, not only ours, but theirs, will create an outcome for our consumers that is without peer in our business.

Thank you all for your support and for your participation this morning. We look forward to talking obviously with all of you as the months and quarters and years roll by. We wish you all a wonderful and exciting holiday season. Thank you.
Moderator
Ladies and gentlemen, as a reminder, this conference is available for replay at 11:30 a.m. eastern time today through December 11 at midnight. You may access the AT&T Executive Playback Service at any time by dialing 1 (800) 475-6701 and entering the access code of 553039. International participants may dial (320) 365-3844. That does conclude your conference for today. Thank you for your participation and for using AT&T Executive Teleconference.